UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2010

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

.

Banco Santander (Brasil) S.A.

Item

Interim Condensed Consolidated Financial Statements for the six-months ended June 30, 2010 prepared in accordance with International Financial Standards (IFRS)

BANCO SANTANDER (BRASIL) S.A.
INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Deloitte Touche Tohmatsu
Rua José Guerra, 127
04719-030 - São Paulo - SP
Brasil
Tel.: +55 (11) 5186-1000
Fax: +55 (11) 5181-2911
www.deloitte.com.br

INDEPENDENT ACCOUNTANTS’ LIMITED REVIEW REPORT

To the Management and Stockholders of Banco Santander (Brasil) S.A.

São Paulo - SP

1.  We have performed a limited review of the condensed consolidated financial statements of Banco Santander (Brasil) S.A. and its subsidiaries (“Bank”) for the three-month and six-month periods ended June 30, 2010, consisting of the condensed consolidated balance sheet as of June 30, 2010, and the related condensed consolidated statements of income and recognized income and expense for the three-month and six-month periods ended June 30, 2010 and 2009, and the condensed consolidated statements of changes in stockholders' equity and cash flows for the six-month periods ended June 30, 2010 and 2009, and the related selected notes. The Bank’s management is responsible for the preparation and presentation of the condensed consolidated financial statements in accordance with International Accounting Standard 34 Interim Financial Reporting (IAS 34). Our responsibility is to express a conclusion on these condensed consolidated financial statements based on our review.

2.  A review consists principally of inquiries of Company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.  Based on our review, nothing has come to our attention that causes us to believe that the accompanying financial statements are not prepared, in all material respects, in accordance with International Accounting Standard 34, “Interim Financial Reporting”.

São Paulo, July 27, 2010

/s/ DELOITTE TOUCHE TOHMATSU	/s/ Francisco Antonio Maldonado Sant´Anna
DELOITTE TOUCHE TOHMATSU	Francisco Antonio Maldonado Sant´Anna
Auditores Independentes	Engagement Partner

BANCO SANTANDER (BRASIL) S.A.
CONDENSED CONSOLIDATED BALANCE SHEETS FOR THE PERIODS ENDED JUNE 30, 2010 (UNAUDITED) AND DECEMBER 31, 2009
(Thousands of Brazilian Reais)

		June 30,	December 31,
ASSETS	Note	2010	2009

CASH AND BALANCES WITH THE BRAZILIAN CENTRAL BANK		42,344,392	27,269,012

FINANCIAL ASSETS HELD FOR TRADING	3	35,902,362	20,115,652
Loans and advances to credit institutions		11,905	67,170
Debt instruments		28,681,467	12,554,035
Equity instruments		2,753,657	2,544,441
Trading derivatives		4,455,333	4,950,006

OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS	3	16,213,430	16,294,460
Loans and advances to credit institutions		1,076,098	1,907,265
Loans and advances to customers		221,225	389,113
Debt instruments		210,087	210,973
Equity instruments		14,706,020	13,787,109

AVAILABLE-FOR-SALE FINANCIAL ASSETS	3	42,579,065	46,406,120
Debt instruments		40,929,361	44,745,924
Equity instruments		1,649,704	1,660,196

LOANS AND RECEIVABLES	3	156,803,205	152,162,954
Loans and advances to credit institutions		20,281,633	24,228,143
Loans and advances to customers		136,521,572	127,934,811

HEDGING DERIVATIVES		107,405	163,425

NON-CURRENT ASSETS HELD FOR SALE	4	93,214	171,464

INVESTMENTS IN ASSOCIATES	5	428,983	419,122

TANGIBLE ASSETS	6	3,976,993	3,701,769

INTANGIBLE ASSETS	7	31,630,228	31,617,939
Goodwill		28,312,236	28,312,236
Other intangible assets		3,317,992	3,305,703

TAX ASSETS		15,249,522	15,779,222
Current		1,318,185	2,162,063
Deferred		13,931,337	13,617,159

OTHER ASSETS		1,917,379	1,871,437

TOTAL ASSETS		347,246,178	315,972,576

The accompanying Notes and Appendix I are an integral part of these financial statements.

BANCO SANTANDER (BRASIL) S.A.
CONDENSED CONSOLIDATED BALANCE SHEETS FOR THE PERIODS ENDED JUNE 30, 2010 (UNAUDITED) AND DECEMBER 31, 2009
(Thousands of Brazilian Reais)

		June 30,	December 31,
LIABILITIES AND EQUITY	Note	2010	2009

FINANCIAL LIABILITIES HELD FOR TRADING	8	4,667,880	4,434,734
Trading derivatives		4,620,806	4,401,709
Short positions		47,074	33,025

OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS	8	1,871	1,795
Deposits from credit institutions		1,871	1,795

FINANCIAL LIABILITIES AT AMORTISED COST	8	232,372,859	203,567,734
Deposits from the Brazilian Central Bank		-	240,113
Deposits from credit institutions		47,784,201	20,955,846
Customer deposits		150,378,399	149,440,156
Marketable debt securities		12,167,957	11,439,010
Subordinated liabilities		10,082,493	11,304,445
Other financial liabilities		11,959,809	10,188,164

HEDGING DERIVATIVES		41,999	9,806

LIABILITIES FOR INSURANCE CONTRACTS		16,692,990	15,527,197

PROVISIONS	9	9,662,146	9,480,262
Provisions for pensions funds and similar obligations		1,127,348	1,096,799
Provisions for contingencies, commitments and other provisions		8,534,798	8,383,463

TAX LIABILITIES		9,198,972	9,456,537
Current		5,052,604	5,588,680
Deferred		4,146,368	3,867,857

OTHER LIABILITIES		2,988,292	4,227,768

TOTAL LIABILITIES		275,627,009	246,705,833

SHAREHOLDERS' EQUITY		70,941,829	68,706,363
Issued capital	10	62,634,585	62,612,455
Reserves		6,076,549	2,161,302
Profit for the period attributable to the Parent		3,530,695	5,507,606
Less: Dividends and remuneration	11	(1,300,000)	(1,575,000)

VALUATION ADJUSTMENTS		673,872	559,042
Available-for-sale financial assets		876,934	791,966
Cash flow hedges		(203,062)	(232,924)

NON-CONTROLLING INTERESTS		3,468	1,338

TOTAL EQUITY		71,619,169	69,266,743
TOTAL LIABILITIES AND EQUITY		347,246,178	315,972,576

The accompanying Notes and Appendix I are an integral part of these financial statements.

BANCO SANTANDER (BRASIL) S.A.
UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS FOR THE PERIODS ENDED JUNE 30, 2010 AND 2009
(Thousands of Brazilian Reais, except for per share data)

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2010	2009	2010	2009
Interest and similar income		9,839,721	9,774,462	19,117,310	19,770,876
Interest expense and similar charges		(3,973,876)	(4,285,347)	(7,418,735)	(9,109,829)
INTEREST INCOME / (net)	14	5,865,845	5,489,115	11,698,575	10,661,047
Income from equity instruments	14	14,113	8,241	17,854	14,762
Income from companies accounted for by the equity method	5	12,787	52,522	23,175	257,140
Fee and commission income	14	1,928,243	1,798,563	3,769,731	3,462,886
Fee and commission expense	14	(219,130)	(225,530)	(438,216)	(446,776)
Gains/losses on financial assets and liabilities (net)	14	182,099	1,875,478	827,667	2,734,579
Held for trading		199,308	1,300,342	683,267	1,946,757
Other financial instruments at fair value through profit or loss		(31,341)	3,737	(31,212)	59,920
Financial instruments not measured at fair value through profit or loss		13,961	307,441	111,273	415,460
Other		171	263,958	64,339	312,442
Exchange differences (net)	14	(31,767)	(824,112)	(118,560)	(1,037,028)
Other operating income (expense)	14	(58,489)	(110,386)	(105,025)	(163,480)
TOTAL INCOME		7,693,701	8,063,891	15,675,201	15,483,130
Administrative expenses		(2,773,373)	(2,648,645)	(5,428,615)	(5,379,709)
Personnel expenses	12 & 14	(1,416,998)	(1,352,013)	(2,771,799)	(2,712,242)
Other general expenses	12 & 14	(1,356,375)	(1,296,632)	(2,656,816)	(2,667,467)
Depreciation and amortization	14	(292,830)	(328,320)	(579,291)	(644,821)
Tangible assets		(115,956)	(127,272)	(230,785)	(233,344)
Intangible assets		(176,874)	(201,048)	(348,506)	(411,477)
Provisions (net)	14	(289,371)	(1,249,343)	(918,795)	(1,808,599)
Impairment losses on financial assets (net)		(2,250,822)	(2,470,512)	(4,654,045)	(4,830,855)
Loans and receivables	3	(2,250,646)	(2,466,392)	(4,653,600)	(4,826,488)
Other financial instruments not measured at fair value through profit or loss	14	(176)	(4,120)	(445)	(4,367)
Impairment losses on other assets (net)	14	37,088	(48,823)	33,005	(68,371)
Other intangible assets		(3,701)	(19,140)	(7,397)	(41,896)
Other assets		40,789	(29,683)	40,402	(26,475)
Gains on disposal of assets not classified as non-current assets held for sale	14	20,378	1,097,620	35,569	1,144,444
Gains on non-current assets held for sale not classified as discontinued operations	14	24,596	(57,355)	129,493	(55,659)
OPERATING PROFIT BEFORE TAX		2,169,367	2,358,513	4,292,522	3,839,560
Income taxes		(403,202)	(745,166)	(763,271)	(1,394,415)
CONSOLIDATED PROFIT FOR THE PERIOD		1,766,165	1,613,347	3,529,251	2,445,145
Profit attributable to the Parent		1,767,680	1,613,045	3,530,695	2,444,843
Profit (loss) attributable to non-controlling interests		(1,515)	302	(1,444)	302

EARNINGS PER SHARE (Brazilian Reais)
Basic and Diluted earnings per 1,000 share (Reais)
Common shares		4.23	4.73	8.45	7.17
Preferred shares		4.66	5.20	9.30	7.89
Weighted average shares outstanding (in thousands) - Basic and Diluted
Common shares		212,841,732	174,292,415	212,841,732	174,292,415
Preferred shares		186,202,385	151,465,867	186,202,385	151,465,867

The accompanying Notes and Appendix I are an integral part of these financial statements.

BANCO SANTANDER (BRASIL) S.A.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF RECOGNISED INCOME AND EXPENSE FOR THE PERIODS ENDED JUNE 30, 2010 AND 2009
(Thousands of Brazilian Reais)

	Three months ended		Six months ended
	June 30,		June 30,
	2010	2009	2010	2009
CONSOLIDATED PROFIT FOR THE PERIOD	1,766,165	1,613,347	3,529,251	2,445,145

OTHER RECOGNIZED INCOME AND EXPENSE	14,989	146,416	114,830	151,799
Available-for-sale financial assets	(9,753)	615,161	181,020	482,308
Valuation adjustments	4,208	922,602	292,293	897,768
Amounts transferred to income statement	(13,961)	(307,441)	(111,273)	(415,460)
Cash flow hedges	30,952	(387,209)	54,090	(199,869)
Valuation adjustments	30,952	(387,209)	54,090	(199,869)
Income taxes	(6,210)	(81,536)	(120,280)	(130,640)
TOTAL RECOGNIZED INCOME AND EXPENSE	1,781,154	1,759,763	3,644,081	2,596,944

Attributable to the Parent	1,782,669	1,759,461	3,645,525	2,596,642
Attributable to non-controlling interests	(1,515)	302	(1,444)	302
TOTAL	1,781,154	1,759,763	3,644,081	2,596,944

The accompanying Notes and Appendix I are an integral part of these financial statements.

BANCO SANTANDER (BRASIL) S.A.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE PERIODS ENDED JUNE 30, 2010 AND 2009
(Thousands of Brazilian Reais)

	Equity Attributable to the Parent
	Shareholders' Equity

	Share Capital	Reserves	Treasury Shares	Profit Attributed to the Parent	Dividends and Remuneration	Total Shareholders' Equity	Valuation Adjustments	Total	Non-controlling Interests	Total Equity

Balances at December 31, 2008	47,152,201	1,240,031	-	2,378,395	(1,453,045)	49,317,582	513,617	49,831,199	5,279	49,836,478

Total recognized income and expense	-	-	-	2,444,843	-	2,444,843	151,799	2,596,642	302	2,596,944
Other Changes in Equity
Appropriation of net profit for the period	-	2,378,395	-	(2,378,395)	-	-	-	-	-	-
Dividends/Remuneration	-	(1,453,045)	-	-	828,045	(625,000)	-	(625,000)	-	(625,000)
Acquisition of own shares	-	-	(1,948)	-	-	(1,948)	-	(1,948)	-	(1,948)
Other	-	-	-	-	-	-	-	-	(228)	(228)
Balances at June 30, 2009	47,152,201	2,165,381	(1,948)	2,444,843	(625,000)	51,135,477	665,416	51,800,893	5,353	51,806,246

Balances at December 31, 2009	62,612,455	2,161,302	-	5,507,606	(1,575,000)	68,706,363	559,042	69,265,405	1,338	69,266,743

Total recognized income and expense	-	-	-	3,530,695	-	3,530,695	114,830	3,645,525	(1,444)	3,644,081
Other Changes in Equity
Appropriation of net profit for the period	-	5,507,606	-	(5,507,606)	-	-	-	-	-	-
Dividends/Remuneration	-	(1,575,000)	-	-	275,000	(1,300,000)	-	(1,300,000)	-	(1,300,000)
Capital increase	22,130	(22,130)	-	-	-	-	-	-	-	-
Equity-instruments-based payment	-	2,640	-	-	-	2,640	-	2,640	-	2,640
Other	-	2,131	-	-	-	2,131	-	2,131	3,574	5,705
Balances at June 30, 2010	62,634,585	6,076,549	-	3,530,695	(1,300,000)	70,941,829	673,872	71,615,701	3,468	71,619,169

The accompanying Notes and Appendix I are an integral part of these financial statements.

BANCO SANTANDER (BRASIL) S.A.
UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENTS FOR THE PERIODS ENDED JUNE 30, 2010 AND 2009
(Thousands of Brazilian Reais)

	June 30,
	2010	2009
1. CASH FLOWS FROM OPERATING ACTIVITIES
Consolidated profit for the period	3,529,251	2,445,145
Adjustments to net profit	5,913,192	5,835,917
Depreciation of tangible assets	230,785	233,344
Amortization of intangible assets	348,506	411,477
Impairment losses on other assets (net)	7,397	41,896
Provisions (net)	5,572,395	6,635,087
Gains (net) on disposal of tangible assets, non-current assets and investments	(165,062)	(1,088,785)
Share of results of entities accounted for using the equity method	(23,175)	(257,140)
Changes in deferred tax assets and liabilities	(60,294)	(139,962)
Others	2,640	-
	9,442,443	8,281,062
Net (increase) decrease in operating assets	(37,702,324)	(2,139,996)
Brazilian Central Bank compulsory deposits	(17,708,526)	(3,236,848)
Financial assets held for trading	(15,786,710)	3,677,746
Other financial assets at fair value through profit or loss	81,030	(952,709)
Available-for-sale financial assets	4,008,075	624,601
Loans and receivables	(9,331,433)	(3,682,497)
Other assets	1,035,240	1,429,711
Net increase (decrease) in operating liabilities	29,628,558	(8,413,528)
Financial liabilities held for trading	233,146	(6,322,650)
Other financial liabilities at fair value through profit or loss	76	55,165
Financial liabilities at amortized cost	31,636,598	(5,736,278)
Other liabilities	(2,241,262)	3,590,235
Payments of income tax	(373,215)	(705,141)
Total net cash flows from operating activities (1)	995,462	(2,977,603)

2. CASH FLOWS FROM INVESTING ACTIVITIES
Investments	(901,575)	(802,434)
Subsidiaries, jointly controlled entities and associates	-	(95,899)
Tangible assets	(528,087)	(329,123)
Intangible assets	(373,488)	(377,412)
Divestments	100,866	2,351,096
Subsidiaries, jointly controlled entities and associates	2,131	2,074,835
Tangible assets	98,735	276,261
Total net cash flows from investing activities (2)	(800,709)	1,548,662

3. CASH FLOWS FROM FINANCING ACTIVITIES
Acquisition of own shares	-	(1,948)
Issuance of subordinated liabilities	-	1,507,000
Issuance of other long-term liabilities	7,143,436	7,591,975
Dividends paid	(1,571,468)	(1,388,428)
Redemption of subordinated liabilities	(1,616,274)	-
Redemption of other long-term liabilities	(6,787,167)	(8,403,725)
Increase/Decrease in non-controlling interests	3,574	(228)
Total net cash flows from financing activities (3)	(2,827,899)	(695,354)
NET INCREASE/DECREASE IN CASH AND CASH EQUIVALENTS (1+2+3)	(2,633,146)	(2,124,295)
Cash and cash equivalents at beginning of period	18,730,403	16,750,870
Cash and cash equivalents at end of period	16,097,257	14,626,575

Non-cash transactions
Loans transferred to foreclosed assets	37,582	45,389
Dividends and interest on capital declared but not paid	1,197,272	599,210
Supplemental information
Interest received	19,114,069	18,177,857
Interest paid	7,594,470	8,628,940

The accompanying Notes and Appendix I are an integral part of these financial statements.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE PERIOD ENDED JUNE 30, 2010

1. Introduction, basis of presentation of the condensed consolidated interim financial statements and other information

a) Introduction

Banco Santander (Brasil) S.A. (the “Bank” or “Santander” or "Banco Santander"), indirectly controlled by Banco Santander, S.A., with headquarters in Spain ("Santander Group" or "Banco Santander Spain"), is the lead institution of the financial and non-financial brazilian Santander Group companies with the Brazilian Central Bank, established as a corporation, with main offices at Avenida Presidente Juscelino Kubitschek, 2.041 and 2.235 – Bloco A, Vila Olimpia, São Paulo - SP, and operates as a multiple service bank, conducting operations such as commercial, foreign exchange, investment, credit and financing, mortgage loan and leasing portfolios and, through related entities, insurance, pension plan, capitalization, leasing, asset management, and securities and insurance brokerage operations. Transactions are conducted within the context of a conglomerate of financial institutions that operate on an integrated basis in the financial and capital markets.

b) Global offering of shares

TheBoardof Directors’ meeting held on September 18, 2009 approved the implementation of the public offering, which includes the issuance of 525,000,000 Units, each representing one of 55 common shares and 50 preferred shares, all registered shares, without par value, free and clear of any liens or encumbrances, consisting of the simultaneous initial public offering of Units in Brazil and Units abroad, included in the form of ADRs representing ADSs.

At the same meeting the listing of Banco Santander was approved and the trade of the Units in BM&FBovespa - Securities, Commodities and Futures Exchange (BM&FBovespa) level 2 Corporate Governance Practices.

The Global Offering was coordinated on a firm commitment of settlement. Under the Instruction 400/2003 of Brazilian Securities Commission (CVM), the total number of Units/ADSs initially offered in the Global Offering was increased in 6.85%, i.e., which means 35,955,648 Units, in the form of ADSs, designed to meet a possible excess of demand over the Global Offering (Supplemental Option).

On October 6, 2009, the Global Offering shares were priced at R$23.50 per Unit. The Units are traded on the BM&FBovespa and the New York Stock Exchange (NYSE) since October 7, 2009.

The other characteristics and terms set out in the Final Global Offering Prospect for the Initial Public Offering of Certificates of Deposit Shares (Units) Issuance of Banco Santander dated October 6, 2009, available at www.santander.com.br and the CVM website and its english version on Form F-1, available on the SEC website.

The ratification, by Bacen, of the Bank's capital increase due to the completion of the Global Offering and Supplemental Option occurred on October 14, 2009 and on October 29, 2009, respectively.

The results of the Global Offering were disclosed under the closing announcement published in issues of Valor Econômico on November 10, 2009.

c) Basis of presentation of the condensed consolidated interim financial statements

These condensed consolidated interim financial statements were prepared and are presented in accordance with IAS 34, Interim Financial , from International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC).

In accordance with IAS 34, the interim financial information is intended only to provide an update on the content of the latest consolidated financial statements authorized for issue, focusing on new activities, events and circumstances arising during the period, rather than duplicating information reported in the consolidated financial statements previous presented. Consequently, these interim financial statements do not include all the information required of consolidated financial statements prepared in accordance with IFRS as adopted by the IASB, in order to properly comprehend the information included in these interim financial statements, these should be read together with the Bank’s consolidated financial statements for the year ended December 31, 2009.

The accounting policies and methods used in preparing these condensed consolidated interim financial statements are the same as those applied in the consolidated financial statements for 2009, taking into account those standards and interpretations effective subsequent as described in the consolidated financial statements for the year ended December 31, 2009 which did not have a material effect on these condensed consolidated financial statements, except to IFRS 9, which the Bank is analyzing the impacts from the adoption of this standard.

Paragraph 10 of the revised IAS 1 provides the possibility of changing the names of the financial statements. The new terminology to be used to refer to the financial statements is as follows:

  • The balance sheet becomes the statement of financial position.

  • The statement of recognised income and expense becomes the statement of comprehensive income.

  • The cash flow statement becomes the statement of cash flows.

The Bank has opted for presenting income and expense items and components of other comprehensive income in two separate statements. Additionally, in preparing these condensed consolidated interim financial statements the Bank has retained the names of the financial statements used in the consolidated financial statements for 2008 and 2009.

The condensed consolidated interim financial statements for the period ended on June 30, 2010 was approved by the Senior Management at the meeting held on July 23, 2010.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE PERIOD ENDED JUNE 30, 2010

d) Estimates made

The results and the determination of equity are sensitive to the accounting policies, measurement basis and estimates used by the directors of the Bank in preparing the consolidated financial statements.

In the financial statements estimates were occasionally made by the senior executives of the Bank and of the consolidated entities in order to quantify certain assets, liabilities, income, expenses and commitments reported herein.

These estimates relate basically to the following:

Fair value measurement of certain financial instruments

The fair value of a financial instrument is the value at which it could be bought or sold in a current transaction between knowledgeable, willing parties on an arm’s length basis. If a quoted price in an active market is available for an instrument, the fair value is calculated based on that price.

If there is no market price available for a financial instrument, its fair value is estimated on the basis of the price established in recent transactions involving the same or similar instruments and, in the absence thereof, on the basis of valuation techniques, using valuation techniques commonly used by the financial markets as follows:

• Present value method for valuing financial instruments permitting static hedging (principally, forwards and swaps) and loans and advances. Expected future cash flows are discounted using the interest rate curves of the applicable currencies. The interest rate curves are generally observable market data.

• Black-Scholes model for valuing financial instruments requiring dynamic hedging (principally structured options and other structured instruments). Certain observable market inputs are used in the Black-Scholes model to generate variables such as the bid-offer spread, exchange rates, volatility, correlation between indexes and market liquidity, as appropriate.

Each of the present value method and Black-Scholes models is used for valuing financial instruments exposed to interest rate risk, such as interest rate futures, caps and floors.

We use dynamic models similar to those used in the measurement of interest rate risk for measuring credit risk of linear instruments (such as bonds and fixed-income derivatives).

Allowance for loan losses

We cover losses inherent in debt instruments not measured at fair value considering the historical experience of impairment and other circumstances known at the time of assessment. The inherent losses are losses incurred at the reporting date, calculated using statistical methods that have not yet been allocated to specific transactions.

We use the concept of incurred loss to quantify the cost of the credit, using statistical models that consider the following three factors: “exposure at default”, “probability of default” and “loss given default”.

Impairment losses on certain assets other than loans (including goodwill and other intangible assets)

Certain assets, including goodwill, other intangible assets and equity method investments are subject to impairment review. We record impairment charges when we believe there is objective evidence of impairment, or that the cost of the assets may not be recoverable. Assessment of what constitutes impairment requires a significant judgment.

Assumptions used in the actuarial calculation of the liabilities and commitments of pension fund and similar obligation

The Bank provides retirement and pension benefits that supplement those provided by the Government in the form of both defined contribution plans and defined benefit plans, in accordance with IAS 19.

The actuarial valuation of these plans is dependent upon a series of assumptions; the principal are as follows:

• interest rates;

• mortality tables, disability biometric table, disability mortality table and expected turn over table;

• estimated benefit increase rate;

• inflation rate;

• estimated salary increase rate; and

• the method used to calculate vested commitments to current employees.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE PERIOD ENDED JUNE 30, 2010

The recognition and measurement of deferred tax items

Deferred tax assets are only recognized for temporary differences to the extent that it is considered probable that the consolidated entities will have sufficient future taxable profits against which the deferred tax assets can be utilized. Other deferred tax assets (tax loss and tax credit carry forwards) are only recognized if it is considered probable that the consolidated entities will have sufficient future taxable profits against which they can be utilized.

In accordance with the current regulation, the expected realization of the consolidated companies’ tax credits is based on the projection of future income and a technical studies.

These estimates are based on current expectations and estimates on projections of future events and trends, which may affect the consolidated financial statements. The principal assumptions that may affect these estimates, in addition to those previously mentioned above, relate to the following factors:

  • Changes in deposit amounts, customer basis and defaults by borrowers;

  • Changes in interest rates;

  • Changes in inflation rates;

  • Government regulation and tax matters;

  • Adverse legal or regulatory disputes or proceedings;

  • Credit, market and other risks of lending and investment activities;

  • Changes in market values of Brazilian securities, particularly Brazilian government securities; and

  • Changes in regional, national and international business and economic conditions.

All of these estimates are further discussed on the December 31, 2009 and 2008 consolidated financial statements. In the period ended on June 30, 2010 there were no significant changes in the estimates made at 2009 year-end besides those indicated in these interim financial statements.

e) Contingent assets and liabilities

Note 2-p of the consolidated financial statements for the year ended December 31, 2009 and 2008 includes information on the contingent assets and liabilities. There were no significant changes in the Bank’s contingent assets and liabilities between December 31, 2009 and the date of preparation of these interim financial statements.

f) Comparative information

The informations for 2009 contained in these consolidated interim financial statements are presented solely for the purposes of comparison with the informations relating to the six-months period ended on June 30, 2010.

g) Seasonality of the Bank’s transactions

Given the activities in which the Bank’s companies engage, their transactions are not cyclical or seasonal in nature. Accordingly, no specific disclosures are provided in these explanatory notes to the interim financial statements for the six-months period ended on June 30, 2010.

h) Materiality

In determining the disclosures to be made in relation to the various items in the financial statements or other matters, the Bank, in accordance with IAS 34, took into account their materiality with respect to the interim financial statements.

i) Condensed consolidated cash flow statements

In preparing the condensed consolidated cash flow statements, short-term highly liquid investments that are subject to an insignificant risk of changes in value were classified as “cash and cash equivalents”. Accordingly, the Bank classifies as cash and cash equivalents the balances recognized under “Cash and Balances with the Brazilian Central Bank” in the condensed consolidated balance sheet, except for Central Bank compulsory deposits which are considered as restricted cash.

The interest paid and received correspond basically to operating activities of Banco Santander.

2. Basis of consolidation

Appendix I include relevant information on the Bank companies that were consolidated. Similar information regarding companies accounted for under the equity method by the Bank is provided on Note 5.

There were no transactions involving changes in the scope of consolidation for the six months period ended on June 30, 2010.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE PERIOD ENDED JUNE 30, 2010

3. Financial assets

a) Breakdown by Category

The breakdown by nature and category for measurement purposes, of the Bank’s financial assets, other than the balances relating to “Cash and Balances with the Brazilian Central Bank” and “Hedging Derivatives”, at June 30, 2010 and December 31, 2009 is as follows:

Thousands of Reais	June 30, 2010

		Other
		Financial
	Financial	Assets at Fair	Available-for-
	Assets Held	Value through	Sale Financial	Loans and
	for Trading	Profit or Loss	Assets	Receivables	Total

Loans and advances to credit institutions	11,905	1,076,098	-	20,281,633	21,369,636
Loans and advances to customers	-	221,225	-	136,521,572	136,742,797
Of which:
Loans and advances to customers, gross	-	221,225	-	146,307,999	146,529,224
Impairment losses (note 3b.2)	-	-	-	(9,786,427)	(9,786,427)
Debt instruments	28,681,467	210,087	40,929,361	-	69,820,915
Equity instruments	2,753,657	14,706,020	1,649,704	-	19,109,381
Trading derivatives	4,455,333	-	-	-	4,455,333
Total	35,902,362	16,213,430	42,579,065	156,803,205	251,498,062

Thousands of Reais	December 31, 2009

		Other
		Financial
	Financial	Assets at Fair	Available-for-
	Assets Held	Value through	Sale Financial	Loans and
	for Trading	Profit or Loss	Assets	Receivables	Total

Loans and advances to credit institutions	67,170	1,907,265	-	24,228,143	26,202,578
Loans and advances to customers	-	389,113	-	127,934,811	128,323,924
Of which:
Loans and advances to customers, gross	-	389,113	-	138,005,290	138,394,403
Impairment losses (note 3b.2)	-	-	-	(10,070,479)	(10,070,479)
Debt instruments	12,554,035	210,973	44,745,924	-	57,510,932
Equity instruments	2,544,441	13,787,109	1,660,196	-	17,991,746
Trading derivatives	4,950,006	-	-	-	4,950,006
Total	20,115,652	16,294,460	46,406,120	152,162,954	234,979,186

b) Valuation adjustments for impairment of financial assets

b.1) Available-for-sale financial assets

As indicated in Note 2 of the consolidated financial statements of the Bank for the year ended December 31, 2009, changes in the carrying amounts of financial assets and liabilities are recognized with a balancing entry in the consolidated income statement except in the case of available-for-sale financial assets the changes in value are recognized temporarily in consolidated equity under “Valuation Adjustments - Available-for-Sale Financial Assets”.

Items charged or credited to “Valuation Adjustments - Available-for-Sale Financial Assets” remain in the Bank's consolidated equity until the related assets are derecognized, whereupon they are accounted to the consolidated income statement. When there is objective evidence at the date of measurement of these instruments that the aforementioned differences are due to permanent impairment, they are no longer recognized in equity under “Valuation Adjustments - Available-for-Sale Financial Assets” and are reclassified, for the cumulative amount at that date, to the consolidated income statement.

At June 30, 2010 the Bank had analyzed the changes in fair value of the various assets comprising this portfolio and concluded that, at that date, there were no significant differences whose origin could be considered to arise from permanent impairment. Accordingly, most of the changes in value of these assets are presented under “Valuation Adjustments - Available-for-Sale Financial Assets”. The changes in the balance of valuation adjustments in the interim period are recognized in the unaudited condensed consolidated statement of recognized income and expenses.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE PERIOD ENDED JUNE 30, 2010

b.2) Loans and receivables

The changes in the balance of the allowances for impairment losses on the assets included under “Loans and Receivables” in the six months period ended on June 30, 2010 and 2009 were as follows:

	June 30,
Thousands of Reais	2010	2009

Balance at beginning of the period	10,070,479	8,181,156
Impairment losses charged to income for the period – Loans and receivables	4,988,869	5,144,009
Write-off of impaired balances against recorded impairment allowance	(5,272,921)	(4,165,676)
Balance at end of the period	9,786,427	9,159,489
Recoveries of loans previously charged off	335,269	317,521

Considering the amounts of “Recoveries of loans previously charged off” and those recognized under “Impairment losses charged to income”, the impairment losses recognized in income statements on “Loans and Receivables” amounted to R$4,653,600 thousand and R$4,826,488 thousand in the six-months period ended on June 30, 2010 and 2009, respectively.

c) Impaired assets

The detail of the changes in the balance of the financial assets classified as loans and receivables considered to be impaired due to credit risk in the six months period ended on June 30, 2010 and 2009 is as follows:

	June 30,
Thousands of Reais	2010	2009

Balance at beginning of the period	9,899,884	7,730,464
Net additions	4,996,954	5,866,027
Written-off assets	(5,272,921)	(4,165,676)
Balance at end of the period	9,623,917	9,430,815

4. Non-current assets held for sale

At June 30, 2010 and December 31, 2009, the total amount of non-current assets held for sale includes foreclosed assets and other tangible assets.

5. Investments in associates

a) Breakdown

The breakdown, by company, of the balance of “Investments in associates ” is as follows:

	Participation %		Investments		Results of Investments

	June 30,	December 31,	June 30,	December 31,	June 30,
Thousands of Reais	2010	2009	2010	2009	2010	2009

Norchem Holding e Negócios S.A.	21.75%	21.75%	21,389	24,056	844	128
Norchem Participações e Consultoria S.A.	50.00%	50.00%	27,194	28,918	1,101	(277)
Companhia de Crédito, Financiamento e Investimento RCI	39.58%	39.58%	114,129	101,303	12,826	6,549
Brasil
Companhia de Arrendamento Mercantil RCI Brasil	39.88%	39.88%	197,061	189,088	7,973	10,586
Celta Holding S.A.	26.00%	26.00%	59,496	65,612	522	4,541
ABN AMRO Brasil Dois Participações S.A. (3)	-	-	-	-	-	126,442
Real Seguros Vida e Previdência S.A. (2)	-	-	-	-	-	8,766
Companhia Brasileira de Meios de Pagamento - Visanet (1) (3)	-	-	-	-	-	96,732
Cibrasec - Companhia Brasileira de Securitização (1)	13.64%	13.64%	9,714	10,145	(91)	797
Others (3)	-	-	-	-	-	2,876
Total			428,983	419,122	23,175	257,140

(1) Although the participations were less than 20%, the bank presumed significant influence on such participations, which was evidenced due to the bank’s representation of investees, participation in policy-making process, including participation in decisions about dividends and material transactions between the bank and the investees.

(2) Current denomination of Real Tókio Marine Vida e Previdência S.A. The company has become consolidated by the Bank, as part of the merger of Santander Seguros into the Bank, approved on August 14, 2009, and incorporated by Santander Seguros in September 2009.

(3) Investment sold in 2009.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE PERIOD ENDED JUNE 30, 2010

b) Changes

The changes in the balance of this item in the six months period ended on June 30, 2010 and 2009 were as follows:

	June 30,
Thousands of Reais	2010	2009

Balance at beginning of period	419,122	633,595
Purchases and capital increases	-	95,899
Changes in the scope of consolidation	-	251,735
Effect of equity accounting	23,175	257,140
Sale of investments and capital decreases (1)	-	(587,139)
Exchange differences and other changes	-	3,569
Dividends paid	(13,314)	(153,217)
Balance at end of period	428,983	501,582

(1) In June 2009, the Bank made a partial disposal of investment of VisaNet, accounting a net gain of R$1,096 million recorded in Gains/losses on disposal of assets not classified as non-current asset held for sale.

c) Impairment losses

No impairment was accounted with respect to investments in associates in the period ended on June 30, 2010 and December 31, 2009.

6. Tangible asset

a) Changes

In the six months period ended on June 30, 2010 and 2009 tangible asset items were acquired for R$528,087 thousand and R$329,123 thousand, respectively. Also, in the six months period ended on June 30, 2010 and 2009 tangible asset items were disposed, and the carrying amounts was R$98,735 thousand and R$276,261 thousand, respectively, giving rise to net gains on disposal of R$35,569 thousand and R$6,699 thousand, respectively.

b) Impairment losses

There were no significant impairment losses on tangible assets in the period ended on June 30, 2010 and December 31, 2009.

c) Tangible asset purchase commitments

At June 30, 2010 and December 31, 2009, the Bank did not have any significant commitments to purchase tangible asset items.

7. Intangible asset

a) Goodwill

The goodwill recorded is subject to impairment test at least annually or whenever there are indications of impairment.

For this purpose, management estimates cash flow that is subject to several factors, including: (i) macro-economic projections of interest rates, inflation, exchange rate and other, (ii) the conduct and growth estimates (iii) increased costs, returns, synergies and investment plan, (iv) the behavior of customers, and (v) growth rate and adjustments applied to flows in perpetuity. The adoption of these estimates involves the likelihood of future events and changing some of these factors could have a different result.

Based on the assumptions described above, it was performed impairment test on December 31, 2009. On June 30, 2010 and 2009 we did not identify any indication or impairment in the Assets.

The breakdown of “Goodwill” is as follows:

		December 31,
Thousands of Reais	June 30, 2010	2009

Banco ABN Amro Real S.A.	27,217,565	27,217,565
Real Seguros Vida e Previdência	1,094,671	1,094,671
Total	28,312,236	28,312,236

There were no acquisitions or disposal of companies for the six months period ended on June 30, 2010.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE PERIOD ENDED JUNE 30, 2010

b) Other intangible assets

The breakdown of the balance of “Other intangible assets” is as follows:

	Estimated		December 31,
Thousands of Reais	Useful Life	June 30, 2010	2009

With finite useful life:
IT developments	3 years	1,909,092	1,711,000
Customer relationship	(1)	4,269,675	4,288,031
Other assets	up to 5 years	237,716	237,517
Accumulated amortization		(2,459,660)	(2,123,698)
Impairment losses		(638,831)	(807,147)
Total		3,317,992	3,305,703

 (1) Includes accrued payments related to the commercial partnership contracts with the private and public sectors to secure exclusivity for banking services of payroll credit processing and payroll loans, maintenance of collection portfolio, supplier payment services and other banking services. Banco Real’s customer relationship is amortized in 10 years and exclusivity contracts for provision of banking services areamortized over the term of the respective agreements.

8. Financial liabilities

a) Breakdown by category

The breakdown by nature and category for measurement purposes, of the Bank’s financial liabilities, other than “Hedging Derivatives”, at June 30, 2010 and December 31, 2009 is as follows:

Thousands of Reais	June 30, 2010

		Other Financial
	Financial	Liabilities at
	Liabilities	Fair Value	Financial
	Held for	through Profit	Liabilities at
	Trading	or Loss	Amortized Cost	Total

Deposits from credit institutions	-	1,871	47,784,201	47,786,072
Customer deposits	-	-	150,378,399	150,378,399
Marketable debt securities	-	-	12,167,957	12,167,957
Trading derivatives	4,620,806	-	-	4,620,806
Subordinated liabilities	-	-	10,082,493	10,082,493
Short positions	47,074	-	-	47,074
Other financial liabilities	-	-	11,959,809	11,959,809
Total	4,667,880	1,871	232,372,859	237,042,610

Thousands of Reais	December 31, 2009

		Other Financial
	Financial	Liabilities at
	Liabilities	Fair Value	Financial
	Held for	through Profit	Liabilities at
	Trading	or Loss	Amortized Cost	Total

Deposits from the Brazilian Central Bank	-	-	240,113	240,113
Deposits from credit institutions	-	1,795	20,955,846	20,957,641
Customer deposits	-	-	149,440,156	149,440,156
Marketable debt securities	-	-	11,439,010	11,439,010
Trading derivatives	4,401,709	-	-	4,401,709
Subordinated liabilities	-	-	11,304,445	11,304,445
Short positions	33,025	-	-	33,025
Other financial liabilities	-	-	10,188,164	10,188,164
Total	4,434,734	1,795	203,567,734	208,004,263

b) Composition and details

b.1) Deposits from the Brazilian Central Bank and Deposits from credit institutions

		December 31,
Thousands of Reais	June 30, 2010	2009

Demand deposits	150,966	195,081
Time deposits (1)	28,620,156	20,838,179
Repurchase agreements	19,014,950	164,494
Total	47,786,072	21,197,754
(1) It includes the operation with credit institution arising from export and import financing lines, BNDES and Finame on-lending and abroad and other credit lines abroad.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE PERIOD ENDED JUNE 30, 2010

b.2) Customer deposits

		December 31,
Thousands of Reais	June 30, 2010	2009

Demand deposits
Current accounts	13,886,861	15,139,942
Savings accounts	26,721,310	25,216,924
Time deposits	60,051,481	74,633,544
Repurchase agreements	49,718,747	34,449,746
Total	150,378,399	149,440,156

b.3) Marketable debt securities

		December 31,
Thousands of Reais	June 30, 2010	2009

Real estate credit notes - LCI	6,547,354	5,985,385
Bonds and other securities	3,358,849	2,850,777
Securitization notes (MT100) (1)	1,305,794	1,371,588
Agribusiness credit notes - LCA	955,960	1,231,260
Total	12,167,957	11,439,010

(1) Obligation acquired from the sale of the right to receipt future flows of payment from foreign correspondent banks. It includes the series 2004-1 in the amount of US$144 million (2009 - US$190 million), with charges equivalent to 5.5% p.a., payable semiannually until September 2011, the series 2008-1 in the amount of US$190 million, with charges equivalent to 6.2% p.a., payable semiannually, with the principal payable in 10 installments between September 2010 to March 2015 and the series 2008-2 was increased in US$100 million in the first quarter of 2010, in total amount of US$400 million, with charges equivalent to Libor (6 months) + 0.80 p.a., payable semiannually, with the principal payable in 10 installments between March 2010 to September 2014 related, the series 2009-1 in the amount of US$50 million, with charges equivalent to Libor (6 months) + 2.1 p.a., payable semiannually, with the principal payable in 6 installments between March 2012 to September 2014 and the series 2009-2 in the amount of US$50 million, with charges equivalent to 6.3% p.a., payable semiannually, with the principal payable semiannually in 14 installments between March 2013 to September 2019.

The changes in the balance of Marketable debt instruments in the six months period ended on June 30, 2010 and 2009 were follows:

	June 30,
Thousands of Reais	2010	2009

Balance at beginning of the period	11,439,010	12,085,655
Issues	7,143,436	7,591,975
Repurchases or Redemptions	(6,787,167)	(8,403,725)
Interest	511,354	595,631
Exchange differences and Others	(138,676)	(570,859)
Balance at end of the period	12,167,957	11,298,677

At June 30, 2010 no issues were convertible into Bank shares, nor had any privileges or rights been granted that may, in certain circumstances, make them convertible into shares.

b.4) Subordinated liabilities

	June 30,
Thousands of Reais	2010	2009

Balance at beginning of the period	11,304,445	9,197,429
Issues	-	1,507,000
Amortization:
Redemption (1)	(1,667,219)	-
Quarterly interest payments	(39,183)	(46,402)
Interest	454,312	550,889
Foreign exchange	30,138	(212,860)
Balance at end of the period	10,082,493	10,996,056

(1) On January 22, 2010, the Bank redeemed in advance the Subordinate CDB (bank certificate of deposit), whose creditor was Banco Santander Espanha, with original maturity on March 25, 2019, pursuant to authorization granted by the Central Bank of Brazil on January 8, 2010. The purpose of the anticipated redemption was to improve the funding structure of the Bank, accordingly to the strategy informed in the use of proceeds of the "Final Global Offering Prospect for the Initial Public Offering of Certificates of Deposit Shares (Units) Issuance of Banco Santander (Brasil) S.A" and Form F-1.

b.5) Other issues guaranteed by the Bank

At June 30, 2010 and December 31, 2009, there were no debt instruments issued by associates or non-Bank third parties that had been guaranteed by the Bank or any other Bank entity.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE PERIOD ENDED JUNE 30, 2010

9. Provisions

a) Breakdown

The breakdown of the balance of “Provisions” is as follows:

		December 31,
Thousands of Reais	June 30, 2010	2009

Provisions for pensions funds and similar obligations	1,127,348	1,096,799
Provisions for contingencies, commitments and other provisions (1)	8,534,798	8,383,463
Total	9,662,146	9,480,262
(1) Includes mainly provisions for taxes and others legal, civil and labor contingencies.

b) Provisions for contingent liabilities, commitments and other provisions

Banco Santander S.A. and its subsidiaries are parties to judicial and administrative proceedings involving tax, civil and labor matters arising in the normal course of their business.

Provisions were recognized based on the nature, complexity and history of the lawsuits, and the opinion of the in-house and outside legal counsel. Santander’s policy is to accrue the full amount of lawsuits whose likelihood of unfavorable outcome is probable.

Legal obligations - tax and social security were fully recognized in the financial statements.

Management understands that the recognized provisions are sufficient to cover probable losses on the lawsuits.

i. Legal obligations and tax and social security contingencies

In November 2009, the Bank and its controlled entities joined the program of installments and payment of tax debts and social security established by Law 11,941/2009. The main processes included in this program were: (i) Deductibility of CSLL, in which the entities were claiming the deduction of CSLL in the calculation of IRPJ. (ii) lawsuit filed by several companies of the group challenging the application of an increased CSLL rate (18% - 30%) for financial institutions as compared to the rate for non-financial companies (8% - 10%) and (iii) Concurrency IRPJ, in which ABN Leasing intended to reconcile for income tax depreciation expense in the same period of leasing revenue recognition.

Considering the rules established in this Law, the accounting effects of tax and social security contingencies included as immediate payment, were recorded at the time of entry into the program.

The Bank and its subsidiaries also accepted to pay in installments the tax debts and social security, which may be settled at a later date after the formal consolidation of debts, to be held by the Federal Revenue Service, under the rules of the program. Thus, no accounting effect was recognized until as the formal consolidation of debts are not achieved. Therefore it was not possible to identify and quantify the processes to be included in the program and its accounting effects.

The main judicial and administrative proceedings involving tax and social security obligations that remain after the application of Law 11,941/09 are:

• PIS and Cofins - R$4,270,208 thousand (December 31, 2009 - R$3,734,078 thousand): lawsuit filed by several companies of the conglomerate against the provisions of article 3, paragraph 1 of Law 9,718/98, pursuant to which PIS and COFINS must be levied on all revenues of legal entities. Prior to said provisions, already overruled by several recent decisions by the Federal Supreme Court, PIS and Cofins were levied only on revenues from services and sale of goods.

• CSLL - equal tax treatment - R$271,347 thousand (December 31, 2009 - R$258,985 thousand) - lawsuits filed by several companies of the Group challenging the application of an increased CSLL rate (18% - 30%) for financial institutions as compared to the rate for non-financial companies (8% - 10%). These proceedings were not subject of the application of Law 11,941/2009.

•Increase in CSLL tax rate - R$673,382 thousand (December 31, 2009 - R$548,550 thousand) - The Bank and other companies of the conglomerate filed for an injunction to avoid the increase in the CSLL tax rate established by Executive Act 413/2008, converted into Law 11,727/2008. Financial institutions were subject to a CSLL tax rate of 9%, however the new legislation established a 15% tax rate.

• Service Tax (ISS) - Financial Institutions - R$426,893 thousand (December 31, 2009 - R$396,267 thousand): refers to administrative and judicial proceedings against several counties require the payment of ISS on several revenues from operations that are not usually qualified as service.

• Social Security Contribution (INSS) - R$217,939 thousand (December 31, 2009 - R$209,045 thousand): refers to administrative and judicial proceedings on several companies seeking collection of social security contribution and education allowance on amounts that normally are not considered as wage which is the basis for application of the % of Social Security contribution.

• Allowance for doubtful accounts - R$211,982 thousand (December 31, 2009 - R$209,559 thousand) - collection of IRPJ and CSLL levied on the allowance for doubtful accounts, arising from the deduction, considered undue by tax authorities, in tax year bases of 1995, alleging that the tax criteria in effect at the time were not complied with it.

ii. Labor contingencies

These are lawsuits brought by labor Unions, Associations, Public Prosecutors and former employees claiming labor rights they understand are due, especially payment for overtime and other labor rights, including retirement benefit lawsuits.

For claims considered to be similar and usual, provisions are recognized based on the history of payments made. Claims that do not fit into the previous criterion are accrued according to the escrow deposits made for the lawsuits or are assessed individually, and provision are recognized based on the status of each lawsuit, law and previous court decisions according to the assessment of the likelihood of a favorable outcome, and the risk assessment made by the legal counsel.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE PERIOD ENDED JUNE 30, 2010

iii. Civil contingencies

Refer to judicial proceedings related to civil lawsuits classified, based on the legal counsel’s opinion, as probable loss, for which provisions were recorded.

Lawsuits for indemnity - seek indemnity for property damage and/or moral, relating to the consumer relationship on matters related to credit cards, consumer credit, bank accounts, collection and loans and other operations. In the civil lawsuits considered to be similar and usual, provisions are recognized based on the history of payments made. Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the status of each lawsuit, law and previous court decisions according to the assessment of the likelihood of a favorable outcome, and the risk assessment made by the legal counsel.

Economic Plans - efforts to recover the deficient inflation adjustments in savings accounts and judicial deposits arising from the Economic Plans (Bresser, Verão, Collor I and II). These refer to the lawsuits filed by savings accountholders disputing the interest credited by the bank under such plans as they considered that such legal amendments infringed on the rights acquired with regard to the application of the inflation indexes. Provisions are set aside for such lawsuits based on the average payments made historically. The Bank is also a party in public class action suits on the same issue filed by consumer rights organizations, Public Prosecutor’s Offices and Public Defender’s Offices. In these cases, the provision is made only after the final unappealable sentence is handed down on the lawsuits, based on the individual execution orders. Previous decisions relating to the merit of the issue, unfavorable to the banks, are under litigation at both the Superior Court of Justice (STJ) and the Supreme Court (STF). There are decisions favorable to banks at the Supreme Court with regard to the economic phenomenon similar to that of savings accounts, as in the case of monetary restatement of time deposits (Bank Deposit Certificates - CDB) and agreements (present value table). Moreover, there are precedents at the Supreme Court regarding the constitutionality of the norms that changed Brazil’s monetary standard. In the STJ was recently decided that the deadline for thefiling ofcivil lawsuits that argue the government's purge of five years. With this decision, a majority stake, as was proposed after the period of 5 years are likely to be rejected, reducing the values involved. The Bank believes in the success of the arguments defended in these courts based on their content and the sound legal basis.

iv. Other lawsuits under the responsibility of former controlling stockholders

Refer to tax, labor and civil lawsuits in the amounts of R$430,367 thousand, R$38,775 thousand and R$11,213 thousand (December 31, 2009 - R$430,357 thousand, R$61,141 thousand and R$33,601 thousand), with responsibility of the former controlling stockholders of the acquired entities. The lawsuits have guarantees under the agreements signed at the time of the acquisitions in the amount of R$480,355 thousand (December 31, 2009 - R$525,099 thousand). These lawsuits have no effects on the balance sheet.

v. Contingent liabilities classified as possible loss risk

Refer to judicial and administrative proceedings involving tax, civil and labor matters assessed by legal counsels as possible losses, which were not accounted for. The main lawsuits are:

• CPMF (tax on banking transactions) on Customer Operations - in May 2003, the Federal Revenue Service issued an Infraction Notice against Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (Santander DTVM), actual Produban Serviços de Informática S.A. and another Infraction Notice against the former Banco Santander Brasil S.A., both in the amount of R$290 million. The notices refer to the collection of a CPMF tax credit on transactions conducted by Santander DTVM in the management of its customers’ funds and clearance services provided by the Bank to Santander DTVM, according to the agreement between these two companies, in 2000, 2001 and the first two months of 2002. Both companies consider that the tax treatment adopted was adequate since said transactions were subject to CPMFat zero rate. The Board of Tax Appeals judged the administrative proceedings, annulling the infraction notice of Santander DTVM and maintaining the infraction notice of the Bank. Administrative proceedings are pending of decisions. The updated amount of each proceeding is approximately R$525 million.

• IRPJ and CSLL on Reimbursement arising from Contractual Guarantees - the Federal Revenue Service issued an Infraction Notice against Banco Santander for the collection of IRPJ and CSLL for tax year bases of 2002 to 2004, on amounts reimbursed by the former controlling stockholder of Banco Santander for payments made by the Bank that were the responsibility of the controlling stockholder, which management circumstances caused the complaint on the settled obligations. The Federal Revenue Service inspection understood that the amount deposited in favor of Banco Santander refers to taxable income. The administrative proceedings are awaiting judgment. The updated amount of each proceeding is approximately R$459 million.

• Addition to the Price on the Purchase of Shares of Banco do Estado de São Paulo S.A. - Banespa - Filed an ordinary action claiming the inexistence of legal relationship before the National Treasury in relation to item 3.1 of the Banespa’s Share Purchase and Sale Agreement. Such item provided for the payment of an addition to the minimum price should Banespa be released from the tax contingency recognized at the time of the privatization upon the setting of the minimum price. After an unfavorable lower court decision, on April 23, 2008, the 1st Region Federal Court accepted the appeal filed by the Bank and declared undue the collection. The updated amount involved is approximately R$360 million.

• Credit Losses - Administrative collection by the Federal Revenue Service in view of the deduction from the IRPJ and CSLL basis of credit losses once they would not have met the conditions and terms laid down in the current legislation. The updated amount involved is approximately R$238 million.

• CSLL - Unconstitutionality - Noncompliance with the amnesty established by Law 9,779/1999 - claims that entities that joined the amnesty failed to comply with the requirements of such Law, alleging that such entities were not supported by an injunction for all periods paid (1989 to 1999). The judicial and administrative proceedings are awaiting judgment. The updated amount involved is approximately R$163 million.

• CSLL - equal tax treatment - Constitutional Amendment 10 from 1996 - Lawsuit regarding the difference from social contribution tax rate applied to financial institutions and equivalent entities in the first half of 1996, as such tax rate was higher than the rates applied to other legal entities, which is contrary to the precedence and non-retroactivity constitutional principle. There is a lawsuit awaiting judgment and other appeals pending decisions. The adjusted amount involved is approximately R$159 million.

• CSLL - Favorable and unappealable decision - This lawsuit claims to remove the requirements of the tax credit claimed by the Federal Revenue Service related to alleged irregularities in the payment of CSLL. The bank has granted a favorable final and unappealable decision that overrule the collection of CSLL under Law 7,689/1988 and Law 7,787/1989 in the period required by Federal Revenue Service. It is pending a definite judicial decision. The updated amount involved is approximately R$155 million

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE PERIOD ENDED JUNE 30, 2010

• Semiannual Bonus or Profit Sharing - labor lawsuit relating to the payment of a semiannual bonus or, successively, profit sharing to retired employees from the former Banco do Estado de São Paulo S.A. - Banespa, hired by May 22, 1975. This lawsuit was filed by Banespa’s Retirees Association and was judged by the Superior Labor Court and the Bank has filed an appeal. The involved amount is not disclosed due to the current stage of the lawsuit and the possibility of affecting its progress.

10. Equity

a) Issued capital

The authorized capital is represented by 399,044,117 thousand registered shares without par value, being 212,841,732 thousand of ordinary shares and 186,202,385 thousand of preferred shares.

On April 27, 2010, the Extraordinary Stockholders' Meeting approved the proposal of capital increase amounting to R$22,130, without the issuance of new shares, through the incorporation of capital reserves, which the capital increase was ratified by Bacen on June 24, 2010.

b) Treasury shares

In February 2009, the Bank acquired 25,395 thousand of shares of its own issue at the amount of R$1,948 thousand. In August 2009, was approved at the Extraordinary stockholder´s meeting, the cancellation of the shares held in treasury, without reduction in capital through the absorption of R$1,948 thousand against capital reserves.

c) Dividends and interest on capital

In accordance with the Bank’s bylaws, stockholders are entitled to a minimum dividend equivalent to 25% of net income for the year, adjusted according to legislation. Preferred shares are nonvoting and nonconvertible, but have the same rights and advantages granted to common shares, in addition to priority in the payment of dividends 10% higher than those paid on common shares, and in the capital reimbursement, without premium, in the event of liquidation of the Bank.

Dividend payments have been prepared and will continue to be prepared in accordance with Brazilian Corporate Law.

Before the annual shareholders meeting, the Board of Directors may establish the amount of dividends out of earnings based on (i) balance sheets or earning reserves from the last balance sheet; or (ii) balance sheets issued in the period shorter than 6 months, in which case the payment of dividends shall not exceed the amount of capital reserves. These payments are fully input into the mandatory dividend.

	June 30, 2010
	Thousands of	Reais per Thousand Shares / Units
	Reais (4)	Common	Preferred	Units
Interest on capital based on interim net income for three-months ended on March 31, 2010 (1)	400,000	0.9577	1.0535	105.3477
Interest on capital based on interim net income for three-months ended on June 30, 2010 (2)	400,000	0.9577	1.0535	105.3477
Intercalary Dividends for the three months ended on March 31, 2010 (3)	500,000	1.1917	1.3168	131.6847
Total in June 30, 2010	1,300,000
(1) Established by Board of Directors in March 2010. Common shares - R$0.8141, Preferred shares - R$0.8955 and Units R$89.5456, net of taxes.
(2) Established by Board of Directors in June 2010. Common shares - R$0.8141, Preferred shares - R$0.8955 and Units R$89.5456, net of taxes.
(3) Established by Board of Directors in June, 2010
(4) The amounts for Interest on Capital and Interim Dividends will be paid on August 25, 2010.

	December 31, 2009
	Thousands of	Reais per Thousand Shares / Units
	Reais (5)	Common	Preferred	Units
Interest on capital based on interim net income for the period of December 31, 2009 (1)	340,000	0.9974	1.0972	n.a.
Interest on capital based on interim net income for the period of December 31, 2009 (2)	285,000	0.8361	0.9197	n.a.
Intermediate Dividends for the period of December 31, 2009 (3)	327,400	0.7839	0.8623	86.2271
Intercalary Dividends for the period of December 31, 2009 (3)	422,600	1.0118	1.1130	111.2999
Interest on capital based on interim net income for the period of December 31, 2009 (3) (4)	200,000	0.4789	0.5267	52.6738
Total in December 31, 2009	1,575,000
(1) Established by Board of Directors in April 2009. Common shares - R$0.8478 and Preferred shares - R$0.9326, net of taxes.
(2) Established by Board of Directors in June 2009. Common shares - R$0.7107 and Preferred shares - R$0.7817, net of taxes.
(3) Established by Board of Directors in December 2009.
(4) Common shares - R$0.4070, Preferred shares - R$0.4477 and Units R$44.7728, net of taxes.
(5) The amount related to the intermediate dividends, intercalary dividends and interest on capital paid on February 22, 2010, without any additional amount for monetary for monetary correction.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE PERIOD ENDED JUNE 30, 2010

11. Breakdown of income accounts

a) Personnel expenses

	June 30,
Thousands of Reais	2010	2009

Wages and salaries	1,750,203	1,663,857
Social security costs	472,254	455,898
Benefits	381,023	361,866
Defined benefit pension plans	8,930	17,925
Contributions to defined contribution pension funds	25,091	35,711
Share-based payment costs	20,785	10,497
Training	35,527	24,414
Other personnel expenses	77,986	142,074
Total	2,771,799	2,712,242

b) Other general administrative expenses

	June 30,
Thousands of Reais	2010	2009

Property, fixtures and supplies	471,713	513,598
Technology and systems	501,018	495,198
Advertising	160,242	264,921
Communications	279,816	311,950
Per diems and travel expenses	71,080	70,988
Taxes other than income tax	38,861	24,956
Surveillance and cash courier services	253,060	229,968
Insurance premiums	4,182	4,521
Specialized and technical services	745,744	670,605
Technical reports	184,695	176,676
Others specialized and technical services	561,049	493,929
Other administrative expenses	131,100	80,762
Total	2,656,816	2,667,467

12. Share-based compensation

Santander has two long-term compensation plans linked to the market price of the shares – the Global Program and the Local Program. The members of the Executive Board and other key employees of Banco Santander are eligible for these plans, besides the members selected by the Board of Directors and informed to the Human Resources, which selection may fall according to the seniority of the group. For the Board of Directors members in order to be eligible, it is necessary to exercise Executive Board functions.

a) Local program

The Extraordinary Shareholders’ Meeting of Banco Santander held on February 3, 2010 approved the Share-Based Compensation Program - Units of Banco Santander (Local Plan), consisting of two independent plans: Stock Option Plan for Share Deposit Certificates - Units (SOP) and Long-Term Incentive Plan - Investment in Share Deposit Certificates - Units (PSP). The characteristic of each plans are:

Thousands of Reais

	Number in thousands of Units - Granted (1)	Exercise Price	Year of Grant	Employee Group	Period Start Date	Period End Date

SOP	14,185	23.50	2010	Executives	03-Feb-10	30-Jun-14
PSP	1,378	-	2010	Executives	03-Feb-10	30-Jun-12
(1) Maximum number of shares to be granted at the end of each period if it is in comply with the performance parameters until June 30, 2010.

SOP Plan: It is a three-year Stock Option Plan by which new shares of the Bank are issued, as a manner of retaining the officers’ commitment to long-term results. The period for exercising the options starts on June 30, 2012 and is two years longer than the vesting period. The volume equivalent to 1/3 of the Units resulting from the exercise of options cannot be sold by the participant during a period of 1 year from the exercise date.

PSP Plan: It is a compensation plan based on shares settled in cash, launched in three-year cycles, retaining the executives’ commitment to long-term results. The minimum amount, corresponding to 50% of the compensation settled in cash, should be used by the participant to acquire Units, which cannot be sold during a period of 1 year from the exercise date.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE PERIOD ENDED JUNE 30, 2010

a.1) SOP Fair Value and Plans Performance Parameters

For accounting of the SOP and PSP plans, an Independent Consultant promoted simulations based on Monte Carlo methodology's, as presented the performance parameters used to calculate the shares to be granted:

Total Shareholder Return (TSR)				Net Income Realized
	% of			% of Exercisable Shares,
	Exercisable	Probability of		Considering the Probability of
TSR Rank	Shares	Occurrence	Year	Occurrence
1°	50%	0.00%	2009	10.00%
2°	35%	0.02%	2010	7.15%
3°	25%	95.75%	2011	4.86%
4°	0%	4.23%	Accumulate	15.03%

For the measurement of the fair value of the options in the SOP plan, the following premises were made based on the binomial method:

Volatility	57.37%
Rate of Dividends	5.43%
Vesting Period	2,72 years
Average exercise time	3,72 years
Risk-Free Rate	11.18%

Considering the amounts:
• Fair value of the shares of SOP: R$7.19.
• Total shares ordained by SOP: 14,184,601.
• SOP Probability of Occurrence: 60.93%.

Pro-rata day expenses of R$10,561 thousand were booked relating to the Local Program on June 30, 2010 regarding the SOP plan.

Also considering the amounts:
• Average price of shares SANB11 in the 15 previous days to 30/06/2010: R$19.90.
• Total shares ordained by PSP: 1,378,010.
• PSP Probability of Occurrence: 60.93%.

Pro-rata day expenses of R$2,640 thousand were booked in June 30, 2010 relating to the Local Program in the first half of 2010 regarding the PSP plan.

a.2) The stock options of Plan SOP may dilute the basic earnings per share in the future. On June 30, 2010, these options were not included in the calculation of diluted earnings per share because they are antidilutant for the presented period.

b) Global program

The main assumptions used as of June 30, 2010 have not changed significantly from those indicated in the consolidated financial statements for December 31, 2009.

Pro-rata expenses were registered in the amount R$7,584 thousand, related to the costs of the cycles mentioned above regarding the total amount for the global plan.

13. Segment reporting

In accordance with IFRS 8, an operating segment is a component of an entity:

(a) that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity),

(b) whose operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

(c) for which discrete financial information is available.

Following such guidance, the Bank has identified the following business segments as its operating segments:

  • Commercial Banking

 • Global Wholesale Banking

 • Asset Management and Insurance (June 30, 2009 - Asset Management and Brokerage)

The Commercial Banking segment encompasses the entire commercial banking business (except for the Corporate Banking business managed globally using the Global Relationship Model). The Asset Management and Insurance segment includes the contribution to the business activity arising from management of the investment fund, pension and insurance businesses. The Global Wholesale Banking segment reflects the returns on Investment Banking and Markets, including all the globally managed treasury activities and the equities business.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE PERIOD ENDED JUNE 30, 2010

The condensed income statements and other significant data are as follows:

Thousands of Reais	June 30, 2010
		Global	Asset
	Commercial	Wholesale	Management
(Condensed) Income Statement	Banking	Banking	and Insurance	Total

NET INTEREST INCOME	10,374,672	1,221,243	102,660	11,698,575
Income from equity instruments	17,854	-	-	17,854
Share of results of entities accounted for using the equity method	23,175	-	-	23,175
Net fee and commission income	2,669,582	460,565	201,368	3,331,515
Gains (losses) on financial assets and liabilities and Exchange differences	597,702	79,403	32,002	709,107
Other operating income/(expenses)	(279,476)	(15,265)	189,716	(105,025)
TOTAL INCOME	13,403,509	1,745,946	525,746	15,675,201
Personnel expenses	(2,522,591)	(218,150)	(31,058)	(2,771,799)
Other administrative expenses	(2,507,018)	(113,305)	(36,493)	(2,656,816)
Depreciation and amortization	(508,608)	(24,957)	(45,726)	(579,291)
Provisions (net)	(894,602)	(4,820)	(19,373)	(918,795)
Net impairment losses on financial assets	(4,668,176)	14,131	-	(4,654,045)
Net impairment losses on non-financial assets	33,004	-	1	33,005
Other financial gains/(losses)	165,062	-	-	165,062
PROFIT BEFORE TAX	2,500,580	1,398,845	393,097	4,292,522

Thousands of Reais	June 30, 2009
	Commercial Banking	Global Wholesale Banking	Asset Management and Brokerage	Total

(Condensed) Income Statement

NET INTEREST INCOME	9,667,895	983,537	9,615	10,661,047
Income from equity instruments	14,762	-	-	14,762
Share of results of entities accounted for using the equity method	257,140	-	-	257,140
Net fee and commission income	2,486,418	394,357	135,335	3,016,110
Gains (losses) on financial assets and liabilities and Exchange differences	1,131,295	563,127	3,129	1,697,551
Other operating income/(expenses)	(140,702)	(23,352)	574	(163,480)
TOTAL INCOME	13,416,809	1,917,669	148,653	15,483,130
Personnel expenses	(2,447,399)	(242,407)	(22,436)	(2,712,242)
Other administrative expenses	(2,538,870)	(120,764)	(7,833)	(2,667,467)
Depreciation and amortization	(620,106)	(23,317)	(1,401)	(644,821)
Provisions (net)	(1,787,232)	(5,429)	(15,938)	(1,808,599)
Net impairment losses on financial assets	(4,825,529)	(5,326)	-	(4,830,855)
Net impairment losses on non-financial assets	(68,371)	-	-	(68,371)
Other financial gains/(losses)	1,088,785	-	-	1,088,785
PROFIT BEFORE TAX	2,218,090	1,520,426	101,045	3,839,560

Thousands of Reais	June 30, 2010
		Global	Asset
	Commercial	Wholesale	Management
Other aggregates:	Banking	Banking	and Insurance	Total
Total assets	306,415,446	40,830,732	-	347,246,178
Loans and advances to customers	106,754,937	29,987,860	-	136,742,797
Customer deposits	134,177,241	16,201,158	-	150,378,399

Thousands of Reais	December 31, 2009
		Global	Asset
	Commercial	Wholesale	Management
Other aggregates:	Banking	Banking	and Insurance	Total
Total assets	275,233,684	40,738,892	-	315,972,576
Loans and advances to customers	99,752,662	28,571,262	-	128,323,924
Customer deposits	125,567,575	23,872,581	-	149,440,156

The segmentation criteria for presentation is aligned with Santander Group internal manual of finance management, which drives the form and format of the internal financial information used by the Management . The reclassifications made in the information as of December 31, 2009 presented for comparative purpose, refers of certain clients that moved from one segment to another, based on the current segment classification of them and do not present any material change in the analysis of the operating segment. Internal reports used by the chief operating decision maker for the purposes of making decisions about allocating resources to the segment and assessing its performance also are changed for previous years in order to improve the comparability for decision purposes.

Additionally, the Bank does not have any customers that individually accounted for 10% or greater of our interest and similar income for June 30, 2010 and 2009.

14. Related party transactions

The parties related to the Bank are deemed to include, in addition to its subsidiaries, associates and jointly controlled entities, the Bank’s key management personnel and the entities over which the key management personnel may exercise significant influence or control.

Following is a detail of the ordinary business transactions performed by the Bank with its related parties on June 31, 2010 and 2009:

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE PERIOD ENDED JUNE 30, 2010

a) Key-person management compensation

The Extraordinary Shareholders’ Meeting held on April 27, 2010 approved the compensation proposal for the executives for 2010, with the global amount of R$246,560 thousand, as proposed by the Board of Directors on March 22, 2010. In this total amount, benefits up to R$7,480 thousand and supplementary plans available up to de R$50,000 thousand, are considerate, at the most. The Board of Directors has also approved the global annual compensation amount for the Audit Committee totaling R$ 3,440.

i) Long-term benefits

The Santander Brazil as well as Santander Spain, as other subsidiaries of Santander Group, have long-term compensation programs tied to its share's performance, based on the achievement of goals.

ii) Short-term benefits

The following table shows the Board of Directors’ and Executive Board’s compensation:

	June 30,
Thousands of Reais	2010	2009

Variable compensation	73,187	65,611
Fixed compensation	24,782	16,648
Other	3,921	3,051
Total	101,890	85,310

iii) Contract termination

Employment contracts have an undefined period. The termination of the employment relationship for non-fulfillment of obligations or voluntarily does not entitle executives to any financial compensation.

b) Lending operations

In conformity with prevailing regulations, financial institutions cannot grant loans or advances to:

a) any individuals or legal entities that control the institution or any entity under joint control with the institution, or any officer, member of the board of directors, member of the supervisory board, or member of the immediate family of such individuals;

b) any entity controlled by the institution; or

c) any entity in which the Bank holds, directly or indirectly, 10% or more of the capital.

Accordingly, loans or advances are not granted to any subsidiaries, associates, management (Board of directors and Directors), members of audit committee and their families.

c) Ownership Interest

The table below shows the direct interest (common shares and preferred shares) as of June 30, 2010:

	June 30, 2010
Stockholders'	Common Shares (thousands)	Common Shares (%)	Preferred Shares (thousands)	Preferred Shares (%)	Total Shares (thousands)	Total Shares (%)
Grupo Empresarial Santander, S.L. (1)	74,967,226	35.2%	63,531,986	34.1%	138,499,212	34.7%
Sterrebeeck B.V. (1)	99,527,083	46.8%	86,492,330	46.5%	186,019,413	46.6%
Santander Insurance Holding	4,745,084	2.2%	4,125,836	2.2%	8,870,920	2.2%
Employees	288,102	0.1%	263,052	0.1%	551,154	0.1%
Members of the Board of Directors	(*)	(*)	(*)	(*)	(*)	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	(*)	(*)
Others	33,314,237	15.7%	31,789,181	17.1%	65,103,418	16.4%
Total	212,841,732	100.0%	186,202,385	100.0%	399,044,117	100.0%
(1) Companies of the Santander Spain Group.
(*) None of the members of the Board of Directors and the Executive Board holds 1.0% or more of any class of shares.

In May 26, 2010, the ownership interest of Santander Seguros into Banco Santander was sold in Bovespa via trading pit, eliminating the reciprocal participation between Banco Santander and Santander Seguros.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE PERIOD ENDED JUNE 30, 2010

d) Related-party transactions

Transactions among Santander’s entities held in usual market conditions in terms of maturity and fees comparable to those applied in transactions with unrelated parties.

The principal transactions and balances are as follows:

Thousands of Reais	June 30, 2010		December 31, 2009
	Joint- controlled companies	Related-Party	Joint-controlled companies	Related-Party

Assets
Trading derivatives	-	(184,259)	-	(48,737)
Banco Santander, S.A. – Spain	-	22,475	-	35,331
Santander Benelux, S.A., N.V.	-	(173,725)	-	(66,259)
Abbey National Treasury Services Plc		(1,759)		(24,028)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	(31,250)	-	5,739
Others	-	-	-	480
Loans and advances to credit institutions (1)	549,885	1,251,060	335,849	1,289,459
Banco Santander, S.A. – Spain	-	944,918	-	1,288,558
Santander Benelux, S.A., N.V.	-	279,233	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	549,885	-	298,095	-
Companhia de Arrendamento Mercantil RCI Brasil	-	-	37,754	-
Santander Overseas Bank, Inc - Puerto Rico	-	2,829	-	-
Banco Santander Totta, S.A.	-	3,735	-	901
Abbey National Treasury Services Plc	-	20,345	-	-
Other Assets	2,156	11,677	218	142
Banco Santander, S.A. – Spain	-	4,917	-	115
Celta Holdings Ltda	-	6,760	-	-
Companhia de Arrendamento Mercantil RCI Brasil	1,829	-	-	-
Others	327	-	218	27

Liabilities
Deposits from credit institutions	(25,466)	(8,811,545)	(15,142)	(3,180,121)
Banco Santander, S.A. – Spain	-	(5,905,051)	-	(2,633,316)
Grupo Banesto: Sociedades consolidables	-	(179,982)	-	(157,283)
Abbey National Beta Investments Limited	-	(369,739)	-	(387,616)
Banco Madesant - Sociedade Unipessoal, S.A.	-	(2,351,701)	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	(16,558)	-	(12,516)	-
Companhia de Arrendamento Mercantil RCI Brasil	(8,908)	-	(2,626)	-
Others	-	(5,072)	-	(1,906)
Customer deposits	-	(319,384)	-	(455,733)
ISBAN Brasil S.A.	-	(99,686)	-	(112,134)
Produban Serviços de Informática S.A.	-	(26,584)	-	(43,138)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	(188,215)	-	(192,139)
Fundo de Investimento Multimercado Menorca Crédito Privado	-	-	-	(106,490)
Others	-	(4,899)	-	(1,832)
Marketable debt securities	-	(148,337)	-	(108,231)
Banco Santander, S.A. – Espanha	-	(147,932)	-	(108,231)
Santander Investment Limited	-	(405)	-	-
Subordinated liabilities	-	-	-	(1,667,219)
Banco Santander, S.A. – Spain	-	-	-	(1,667,219)
Other Liabilities - Dividends and Bonuses Payable	-	(985,725)	-	(1,392,079)
Grupo Empresarial Santander, S.L.	-	(409,242)	-	(570,414)
Santander Insurance Holding, S.L.	-	(26,228)	-	(81,701)
Sterrebeeck B.V.	-	(549,985)	-	(739,683)
Others	-	(270)	-	(281)
Other Payables	-	(61,907)	-	(9,266)
Banco Santander, S.A. – Spain	-	(5,273)	-	(9,266)
Santander Insurance Holding, S.L.	-	(51,801)	-	-
Others	-	(4,833)	-	-

(1) All loans to related parties were made in our ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectability or present other unfavorable features.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE PERIOD ENDED JUNE 30, 2010

	June 30,
Thousands of Reais	2010		2009
	Joint- controlled companies	Related-Party	Joint-controlled companies	Related-Party

Income
Interest and similar income - Loans and advances to credit institutions	23,866	1,641	24,082	2,891
Banco Santander, S.A. – Spain	-	612	-	1,722
Abbey National Treasury Services Plc	-	1,029	-	1,169
Companhia de Crédito, Financiamento e Investimento RCI Brasil	23,019	-	20,420	-
Companhia de Arrendamento Mercantil RCI Brasil	847	-	3,662	-
Interest expense and similar charges - Customer deposits	-	(11,492)	(816)	(20,590)
ISBAN Brasil S.A.	-	(3,949)	-	(3,668)
Produban Serviços de Informática S.A.	-	(1,067)	-	(1,665)
Cia. Bras. De Soluções e Serviços - CBSS	-	-	(816)	-
Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários	-	-	-	(4,868)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	(6,216)	-	(9,797)
Others	-	(260)	-	(592)
Interest expense and similar charges - Deposits from credit institutions	(4,810)	(42,701)	(11,808)	(146,533)
Companhia de Crédito, Financiamento e Investimento RCI Brasil	(2)	-	(1,252)	-
Companhia de Arrendamento Mercantil RCI Brasil	(4,808)	-	(10,556)	-
Banco Santander, S.A. – Spain	-	(29,280)	-	(137,650)
Santander Overseas Bank, Inc - Puerto Rico	-	-	-	(8,291)
ISBAN Brasil S.A.	-	-	-	-
Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários	-	-	-	-
Banco Madesant - Sociedade Unipessoal, S.A.	-	(9,751)	-	-
Abbey National Beta Investments Limited	-	(3,598)	-	-
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	-	-
Others	-	(72)	-	(592)
Interest expense and similar charges - Marketable debt securities	-	(2,591)	-	-
Banco Santander, S.A. – Spain	-	(2,591)	-	-
Fee and commission income (expense)	3,361	6,911	3,002	25,267
Companhia de Crédito, Financiamento e Investimento RCI Brasil	2,918	-	2,691	-
Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários	-	-	-	5,227
Banco Santander, S.A. – Spain	-	6,910	-	6,902
Santander Capitalização	-	-	-	13,137
Others	443	1	311	1
Gains/losses on financial assets and liabilities	-	(95,303)	-	(96,047)
Banco Santander, S.A. – Spain	-	(67,748)	-	84,647
Santander Benelux, S.A., N.V.	-	33,183	-	(175,971)
Santander Overseas Bank, Inc - Puerto Rico	-	100	-	(2,966)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	(65,878)	-	4,737
Abbey National Treasury Services Plc	-	6,752	-	(5,829)
Others	-	(1,712)	-	(665)
Administrative expenses and Amortization	-	(105,362)	-	(143,780)
ISBAN Brasil S.A.	-	(25,432)	-	(45,496)
Produban Serviços de Informática S.A.	-	(54,325)	-	(60,137)
ISBAN Chile S.A.	-	(2,236)	-	(550)
Aquanima Brasil Ltda.	-	(10,751)	-	(10,750)
Ingeniería de Software Bancario, S.L.	-	(8,701)	-	(16,236)
Produban Servicios Informaticos Generales, S.L.	-	(2,410)	-	(6,176)
Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários	-	-	-	(3,220)
Others	-	(1,507)	-	(1,215)

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE PERIOD ENDED JUNE 30, 2010

15. Other disclosures

a) Notional amounts and market values of trading and hedging derivatives

The breakdown of the notional and/or contractual amounts and the market values of the trading and hedging derivatives held by the Bank is as follows:

Thousands of Reais	June 30, 2010		December 31, 2009
	Notional Amount	Market Value	Notional Amount	Market Value

Trading derivatives
Interest rate risk and other:
Interest rate swaps	39,677,645	5,942,327	50,761,630	12,646,099
Options - purchase and sales	281,327,642	(9,872)	181,501,740	33,762
Forward and futures contracts	28,290,681	-	32,263,081	-
Foreign currency risk:
Currency swaps (1)	36,837,379	(5,945,213)	40,616,308	(11,648,297)
Options - purchase and sales	25,536,453	(189,515)	28,983,489	(333,259)
Forward and futures contracts	31,868,596	36,800	22,063,175	(150,008)
	443,538,396	(165,473)	356,189,423	548,297
Hedging derivatives (2)
Interest rate risk:
Futures contracts (3)	2,589,166	-	15,294,094	-
Interest rate swaps (4)	990,747	65,406	1,249,645	153,619
	3,579,913	65,406	16,543,739	153,619
Total	447,118,309	(100,067)	372,733,162	701,916

(1) Includes credit derivatives, which the Bank uses to reduce or eliminate its exposure to specific risks arising from the purchase or sale of assets associated with the credit portfolio management. In June 30, 2010, the volume of credit derivatives with total return rate – credit risk received corresponds to R$535,207 thousand of cost (December 31, 2009, R$655,126 thousand) and R$536,369 thousand of fair value (December 31, 2009, R$527,532 thousand). During the period there were no credit events related to events provided for in the contracts. Required base capital used amounted to R$7,523 thousand (December 31, 2009, R$7,498 thousand).

(2) The effectiveness obtained for the hedge portfolio as of June 30, 2010 and December 31, 2009 is compliant with IFRS´s requirements and no ineffective portion was identified to be recorded in income for the period.

(3) The mark-to-market effect of these cash flow hedges, with maturity on January 2, 2012, is recorded directly in equity, and at June 30, 2010 corresponded to a debit of R$232,809 thousand (December 31, 2009, R$262,295 thousand), net of taxes. The fair value of Certificate of Deposits designated as a hedged item was R$2,434,667 thousand at June 30, 2010 (December 31, 2009, R$15,337,856 thousand). Futures-DI transactions designated as hedge instrument have daily adjustments and are recorded in assets or liabilities and settle in cash daily.

(4) The curve value and the fair value of loans and advance to customers classified as hedge item is R$509,844 thousand (on December 31, 2009 - R$685,405 thousand) and R$522,784 thousand (on December 31, 2009 - R$708,566 thousand), respectively. The curve value and the fair value of deposits from credit institutions classified as hedge item is R$369,739 thousand (on December 31, 2009 - R$387,615 thousand) and R$371,683 thousand (on December 31, 2009 - R$391,480 thousand), respectively.

b) Off-balance-sheet funds under management

The detail of off-balance-sheet funds managed by the Bank is as follows:

		December 31,
Thousands of Reais	June 30, 2010	2009

Investment funds	100,919,801	95,324,100
Assets under management	8,572,937	3,083,043
Total	109,492,738	98,407,143

c) Third-party securities held in custody

At June 30, 2010 and December 31, 2010, the Bank held in custody debt securities and equity instruments totaling R$110,136,724 thousand and R$94,949,464 thousand, respectively entrusted to it by third parties.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE PERIOD ENDED JUNE 30, 2010

16. Supplementary information – Reconciliation of shareholders’ equity and net income of the Bank (not required under IFRS)

Following the Brazilian Securities Commission (CVM) Instruction 457 from July 13, 2007, we present a reconciliation of shareholders’ equity and net income attributed to the parent between Brazilian GAAP and IFRS, for each of the periods presented, below:

		June 30,		December 31,
Thousands of Reais	Note	2010	2009	2009

Shareholders' equity attributed to the parent under Brazilian GAAP		65,324,650	49,382,356	64,492,693
IFRS adjustments, net of taxes, when applicable:
Pension plan discount rate	c	(174,818)	(173,295)	(174,218)
Classification of financial instruments at fair value through profit or loss	d	(1,387)	65,793	19,440
Redesignation of financial instruments to available-for-sale	a	543,995	581,571	555,104
Impairment on loans and receivables	b	(60,109)	(231,738)	960
Deferral of financial fees, commissions and inherent costs under effective interest rate method	e	208,209	189,126	217,205
Reversal of goodwill amortization and others	f	5,082,401	1,419,686	3,424,772
Realization on purchase price adjustments	g	660,324	534,843	727,101
Others		32,436	32,551	2,348
Shareholders' equity attributed to the parent under IFRS		71,615,701	51,800,893	69,265,405
Non-controlling interest under IFRS		3,468	5,353	1,338
Shareholders' equity (including non-controlling interest) under IFRS		71,619,169	51,806,246	69,266,743

		Three months ended		Six months ended
		June 30,		June 30,
Thousands of Reais	Note	2010	2009	2010	2009

Net income attributed to the parent under Brazilian GAAP		1,001,712	587,504	2,016,344	1,006,023
IFRS adjustments, net of taxes, when applicable:
Pension plan discount rate	c	(300)	3,057	(600)	6,113
Classification of financial instruments at fair value through profit or loss	d	(18,599)	2,855	(18,943)	39,548
Redesignation of financial instruments to available-for-sale	a	132	100,912	408	101,752
Impairment on loans and receivables	b	(40,073)	-	(61,069)	2,241
Deferral of financial fees, commissions and inherent costs under effective interest rate method	e	(5,622)	19,012	(8,996)	15,058
Reversal of goodwill amortization and others	f	825,549	729,818	1,657,629	1,042,920
Realization on purchase price adjustments	g	(9,469)	158,543	(66,777)	218,856
Others		14,350	11,344	12,699	12,332
Net income attributed to the parent under IFRS		1,767,680	1,613,045	3,530,695	2,444,843
Non-controlling interest under IFRS		(1,515)	302	(1,444)	302
Net income (including non-controlling interest) under IFRS		1,766,165	1,613,347	3,529,251	2,445,145

a) Redesignation of financial instruments to available-for-sale:

Under BR GAAP, the Bank accounts for certain investments in debt securities at amortized cost and equity instruments at cost. Under IFRS, the Bank has classified these investments as available-for-sale, measuring them at fair value with the changes recognized in consolidated statements of recognized income and expense, under the scope of IAS 39 “Financial Instruments: Recognition and Measurement”.

b) Impairment on loans and receivables:

Under IFRS, based on the guidance provided by IAS 39 “Financial Instruments: Recognition and Measurement”, the Bank estimates the allowance for loan losses based on historical experience of impairment and other circumstances known at the time of assessment. Such criteria differs in certain aspects, to the criteria adopted under BR GAAP, which uses certain regulatory limits defined by the BACEN for purposes of allowance for loan losses calculation.

c) Pension plan discount rate:

Under BR GAAP, the discount rate used for benefit obligations reflects the nominal interest rate. Under IFRS, in accordance with IAS 19 “Employee Benefits”, the rate used to discount post-employment benefit obligations was determined by reference to market yields at the end of the reporting period on high quality bonds.

d) Classification of financial instruments at fair value through profit or loss:

Under BR GAAP, all loans and receivables and deposits are accounted for at amortized cost. Under IFRS, the Bank designated certain loans and receivables and deposits as “fair value through profit or loss”, in accordance with IAS 39 “Financial Instruments: Recognition and Measurement”. Additionally, certain debt instruments classified as “available for sale” under BR GAAP were designated as “fair value through profit or loss” under IFRS. The Bank has selected such classification basis as it eliminates an accounting mismatch in the recognition of income and expenses.

e) Deferral of financial fees, commissions and inherent costs under effective interest rate method:

Under IFRS, in accordance with IAS 39 “Financial Instruments: Recognition and Measurement”, financial fees, commissions and inherent costs that are integral part of effective interest rate of financial instruments measured at amortized cost are recognized in profit or loss over the term of the corresponding contracts. Under BRGAAP these fees and expenses are recognizes directly at income when received or paid.

f) Reversal of goodwill amortization and others:

Under BR GAAP, goodwill is amortized systematically over a period of up to 10 years and the goodwill recorded is measured annually or whenever there is any indication that the asset may be impaired. Under IFRS, in accordance with IAS 38 “Intangible Assets”, goodwill is not amortized, but instead, is tested for impairment, at least annually, and whenever there is an indication that the goodwill may be impaired; by comparing its recoverable amount with its carrying amount. The goodwill amortization is a permanent difference deductible for taxes matters and therefore there is no record of deferred tax liability.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE PERIOD ENDED JUNE 30, 2010

g) Realization on purchase price adjustments:

As part of the purchase price allocation, following the requirements of IFRS 3, the Bank has revalued its assets and liabilities to fair value, including identifiable intangible assets with finite lives. Under BR GAAP, in a business combination, the assets and liabilities are not remeasured to their related fair values. Therefore, this adjustment relates substiantially to the following items:

• The amortization related to the value of assets in the loan portfolio in relation to its book value: As the value of the loans were adjusted to fair value, this causes an adjustment to the yield curve of the related loans in comparison to its nominal value, which is offset pro-rata with this adjustment.

• The amortization of the identified intangible assets with finite lives over their estimated useful lives (over 10 years).

APPENDIX I – SUBSIDIARIES OF BANCO SANTANDER (BRASIL) S.A.

Thousands of Reais

Direct and Indirect controlled by Banco Santander (Brasil)		Participation %		Stockholders'	Net Income
S.A.	Activity	Direct	Indirect	Equity	(Losses)
Santander Seguros S.A. (5)	Insurance and Pension Plans	100.00%	100.00%	2,635,348	240,263
Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A.	Asset manager	99.99%	100.00%	180,041	41,405
Banco BANDEPE S.A. (1)	Bank	100.00%	100.00%	4,155,379	139,951
Santander Leasing S.A. Arrendamento Mercantil (2)	Leasing	78.57%	99.99%	12,198,791	496,426
Aymoré Crédito, Financiamento e Investimento S.A.	Financial	100.00%	100.00%	861,702	188,346
Santander Administradora de Consórcios Ltda.	Buying club	100.00%	100.00%	3,910	101
Santander Brasil Administradora de Consórcio Ltda. (3)	Buying club	100.00%	100.00%	110,568	17,643
Real Microcrédito Assessoria Financeira S.A.	Microcredit	100.00%	100.00%	12,874	3,258
Santander Advisory Services S.A. (4)	Other Activities	100.00%	100.00%	152,898	20,996
Companhia Real Distribuidora de Títulos e Valores Mobiliários	Dealer	100.00%	100.00%	88,384	2,539
Santander Corretora de Câmbio e Valores Mobiliários S.A. (6) (8)	Broker	100.00%	100.00%	319,488	37,201
Real Argentina S.A.	Other Activities	98.99%	98.99%	42	(11)
Webmotors S.A.	Other Activities	100.00%	100.00%	47,569	6,670
Agropecuária Tapirapé S.A.	Other Activities	99.07%	99.07%	6,962	165
Real CHP S.A.	Holding	92.78%	92.78%	3,633	1,785
Santander Getnet Serviços para Meios de Pagamento Sociedade Anônima (7)	Other Activities	50.00%	50.00%	4,381	(3,219)

Controlled by Santander Seguros S.A.
Santander Brasil Seguros S.A. (5)	Insurance and Pension Plans	-	100.00%	155,942	11,308
Santander Capitalização S.A. (5)	Savings and annuities	-	100.00%	486,152	79,026

Controlled by Companhia Real Distribuidora de Títulos e
Valores Mobiliários
Santander Securities (Brasil) Corretora de Valores Mobiliários S.A.	Broker	-	100.00%	69,694	1,901

Controlled by Santander Advisory Services S.A.
Santander S.A. Serviços Técnicos, Administrativos e de Corretagem de Seguros	Insurance	-	99.99%	71,737	8,368
Real Corretora de Seguros S.A.	Insurance	-	100.00%	76,753	12,961

Brazil Foreign Diversified Payment Rights Finance Company	Securitisation	-	(a)	2	-

(a) Company over which effective control is exercised.
(1) Current denomination of Banco de Pernambuco S.A. - BANDEPE.
(2) Current denomination of Real Leasing S.A. Arrendamento Mercantil.
(3) Current denomination of ABN AMRO Administradora de Consórcio Ltda.
(4)Current denomination of ABN AMRO Advisory Services S.A.
(5) Consolidated companies with income from July 2009.
(6) Current denomination of ABN AMRO Real Corretora de Câmbio e Valores Mobiliários S.A.
(7) On January 14, 2010, the Bank signed the contractual and bylaw instruments with GetNet to explore, develop and market transaction capture and processing services involving credit and/or debit cards in the
Brazilian market.
(8) Merged the Santander S.A. Corretora de Câmbio e Títulos in march 2010.
	***

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: July 29, 2010

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antônio Martins de Araújo Filho
Marco Antônio Martins de Araújo Filho Executive Officer

By:	/S/ Pedro Paulo Longuini
Pedro Paulo Longuini Vice-President Executive Officer